EXHIBIT 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 14, 2007, relating to the consolidated financial statements and financial statement schedule of The Dow Chemical Company (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in the Company's method of accounting for defined benefit pension and other postretirement plans to conform to Statement of Financial Accounting Standards No. 158) and our report dated February 14, 2007 relating to management's report on the effectiveness of internal control over financial reporting, both appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Midland, Michigan

October 31, 2007